SCM Microsystems, Inc.
Oskar-Messter-Str. 13, 85737
Ismaning, Germany

February 12, 2009
VIA MESSENGER AND EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-7010

Attention:	Mark Shuman, Branch Chief — Legal Maryse Mills-Apenteng

Re:	SCM Microsystems, Inc. Amendment No. 1 to Registration Statement on Form S-4 filed February 12, 2009 (File No. 333-157067)
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant SCM Microsystems, Inc., a Delaware corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement as originally filed by the Company on February 2, 2009 and amended by Amendment No. 1 on February 12, 2009 (the “Registration Statement”), so as to become effective at 3 p.m. (EST) on February 13, 2009, or as soon as possible thereafter.
     The Company hereby acknowledges that:
•	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and
•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions regarding this filing to Michael Reed of Gibson, Dunn & Crutcher LLP, at (415) 393-8286.

Very truly yours,

SCM Microsystems, Inc.
/s/ Felix Marx
Felix Marx
Chief Executive Officer